Exhibit 99.1

FIRSTSERVICE CORPORATION

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Third Quarter

September 30, 2013

FIRSTSERVICE CORPORATION
CONSOLIDATED STATEMENTS OF EARNINGS (LOSS)
(Unaudited)
(in thousands of US dollars, except per share amounts) - in accordance with accounting principles generally accepted in the
United States of America

	Three months ended September 30		Nine months ended September 30
	2013	2012	2013	2012

Revenues	$608,270	$558,992	$1,671,910	$1,530,345

Cost of revenues	396,835	363,311	1,097,825	990,782
Selling, general and administrative expenses	159,137	146,695	467,280	444,493
Depreciation	9,184	7,292	26,325	21,505
Amortization of intangible assets (note 16)	7,020	4,443	31,205	13,128
Acquisition-related items (note 6)	2,433	4,043	8,380	13,470
Operating earnings	33,661	33,208	40,895	46,967

Interest expense, net	6,227	5,747	17,285	14,506
Other income, net (note 7)	(1,148)	(1,492)	(1,834)	(1,779)
Earnings before income tax	28,582	28,953	25,444	34,240
Income tax (note 8)	6,548	8,162	6,352	11,111
Net earnings from continuing operations	22,034	20,791	19,092	23,129

Net earnings (loss) from discontinued operations, net of income tax (note 5)	(2,060)	(1,218)	(2,846)	256
Net earnings	19,974	19,573	16,246	23,385

Non-controlling interest share of earnings (note 11)	7,908	6,433	12,445	10,276
Non-controlling interest redemption increment (note 11)	11,209	10,745	23,057	13,841
Net earnings (loss) attributable to Company	857	2,395	(19,256)	(732)
Preferred share dividends (note 14)	-	2,395	3,146	7,315

Net earnings (loss) attributable to common shareholders	$857	$-	$(22,402)	$(8,047)

Net earnings (loss) per common share (note 12)

Basic
Continuing operations	$0.09	$0.04	$(0.61)	$(0.28)
Discontinued operations	(0.06)	(0.04)	(0.09)	0.01
	$0.03	$-	$(0.70)	$(0.27)

Diluted
Continuing operations	$0.09	$0.04	$(0.61)	$(0.28)
Discontinued operations	(0.06)	(0.04)	(0.09)	0.01
	$0.03	$-	$(0.70)	$(0.27)

The accompanying notes are an integral part of these financial statements.

FIRSTSERVICE CORPORATION
CONSOLIDATED STATEMENTS OF COMPREHENSIVE EARNINGS (LOSS)
(Unaudited)
(in thousands of US dollars) - in accordance with accounting principles generally accepted in the United States of America

	Three months ended September 30		Nine months ended September 30
	2013	2012	2013	2012

Net earnings	$19,974	$19,573	$16,246	$23,385

Foreign currency translation gain (loss)	6,523	3,629	(8,005)	3,298
Reclassification to earnings of other comprehensive income on investment (note 6)	-	-	-	2,553
Comprehensive earnings	26,497	23,202	8,241	29,236

Less: Comprehensive earnings attributable to non-controlling shareholders	19,453	16,505	36,056	22,805

Comprehensive earnings (loss) attributable to Company	$7,044	$6,697	$(27,815)	$6,431

The accompanying notes are an integral part of these financial statements.

FIRSTSERVICE CORPORATION
CONSOLIDATED BALANCE SHEETS
(Unaudited)
(in thousands of US dollars) - in accordance with accounting principles generally accepted in the United States of America

	September 30, 2013	December 31, 2012
Assets
Current Assets
Cash and cash equivalents	$167,121	$108,684
Restricted cash	4,866	3,649
Accounts receivable, net of allowance of $26,076 (December 31, 2012 -$22,357)	325,967	328,455
Income tax recoverable	5,846	2,503
Inventories	17,129	14,918
Prepaid expenses and other current assets	33,895	34,197
Deferred income tax	15,844	18,135
	570,668	510,541

Other receivables	7,012	6,328
Other assets	15,158	13,972
Fixed assets	97,849	107,011
Deferred income tax	111,234	99,464
Intangible assets	174,277	177,949
Goodwill	427,498	402,645
	833,028	807,369
	$1,403,696	$1,317,910

Liabilities and shareholders' equity
Current Liabilities
Accounts payable	$75,709	$88,593
Accrued liabilities	302,069	312,861
Income taxes payable	3,270	6,477
Unearned revenues	22,961	19,702
Long-term debt - current (note 9)	36,670	39,038
Contingent acquisition consideration - current (note 10)	12,754	351
Deferred income tax	875	875
	454,308	467,897

Long-term debt - non-current (note 9)	430,805	298,167
Convertible debentures (note 9)	-	77,000
Contingent acquisition consideration (note 10)	7,642	12,649
Other liabilities	27,297	35,610
Deferred income tax	33,345	34,683
	499,089	458,109
Non-controlling interests (note 11)	211,914	151,969

Shareholders' equity
Preferred shares (note 14)	-	130,762
Common shares	299,547	118,821
Contributed surplus	33,549	29,781
Deficit	(120,747)	(74,024)
Accumulated other comprehensive earnings	26,036	34,595
	238,385	239,935
	$1,403,696	$1,317,910

The accompanying notes are an integral part of these financial statements.

FIRSTSERVICE CORPORATION
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
(Unaudited)
(in thousands of US dollars, except share information) - in accordance with accounting principles generally accepted in the
United States of America

	Preferred shares		Common shares				Accumulated
	Issued and		Issued and				other	Total
	outstanding		outstanding		Contributed		comprehensive	shareholders'
	shares	Amount	shares	Amount	surplus	Deficit	earnings	equity

Balance, December 31, 2012	5,230,634	$130,762	30,070,104	$118,821	$29,781	$(74,024)	$34,595	$239,935
Comprehensive earnings:
Net earnings (loss)	-	-	-	-	-	16,246	-	16,246
Foreign currency translation loss	-	-	-	-	-	-	(8,005)	(8,005)
Other comprehensive earnings attributable to NCI	-	-	-	-	-	-	(554)	(554)
NCI share of earnings	-	-	-	-	-	(12,445)	-	(12,445)
NCI redemption increment	-	-	-	-	-	(23,057)	-	(23,057)

Subsidiaries’ equity transactions	-	-	-	-	881	-	-	881

Subordinate Voting Shares:
Stock option expense	-	-	-	-	3,269	-	-	3,269
Stock options exercised	-	-	308,500	8,566	(1,561)	-	-	7,005
Tax benefit on options exercised	-	-	-	-	1,179	-	-	1,179
Dividends	-	-	-	-	-	(6,889)	-	(6,889)
Purchased for cancellation	-	-	(385,600)	(1,918)	-	(12,636)	-	(14,554)
Issued in settlement of convertible debentures	-	-	2,744,886	77,143	-	-	-	77,143

Preferred Shares:
Redeemed for cash	(1,569,190)	(39,232)	-	-	-	-	-	(39,232)
Converted to Subordinate
Voting Shares	(3,661,444)	(91,530)	2,889,900	96,326	-	(4,796)	-	-
Dividends	-	-	18,292	609	-	(3,146)	-	(2,537)
Balance, September 30, 2013	-	$-	35,646,082	$299,547	$33,549	$(120,747)	$26,036	$238,385

The accompanying notes are an integral part of these financial statements.

FIRSTSERVICE CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited)
(in thousands of US dollars) - in accordance with accounting principles generally accepted in the United States of America

	Three months ended		Nine months ended
	September 30		September 30
	2013	2012	2013	2012
Cash provided by (used in)

Operating activities
Net earnings	$19,974	$19,573	$16,246	$23,385

Items not affecting cash:
Depreciation and amortization	17,583	12,713	60,675	37,435
Deferred income tax	(8,050)	(6,988)	(24,348)	(17,474)
Other	5,468	1,890	6,873	6,442

Changes in non-cash working capital:
Accounts receivable	7,280	(3,524)	10,249	(12,763)
Inventories	(1,579)	1,368	(2,210)	(5,233)
Prepaid expenses and other current assets	(114)	1,943	(1,146)	(2,545)
Payables and accruals	32,111	33,609	(56,837)	(17,018)
Unearned revenues	(8,870)	(8,018)	3,574	661
Other liabilities	1,099	2,672	2,829	5,954
Net cash provided by operating activities	64,902	55,238	15,905	18,844

Investing activities
Acquisitions of businesses, net of cash acquired (note 4)	(573)	(1,174)	(35,261)	(14,379)
Disposal of business, net of cash disposed (note 5)	49,460	-	49,460	-
Purchases of fixed assets	(9,648)	(8,322)	(21,754)	(22,621)
Other investing activities	1,250	123	(2,386)	574
Net cash provided by (used in) investing activities	40,489	(9,373)	(9,941)	(36,426)

Financing activities
Increase in long-term debt	202,626	51,793	534,221	370,534
Repayment of long-term debt	(210,918)	(75,462)	(404,078)	(331,852)
Purchases of non-controlling interests	633	(2,536)	(1,896)	(4,167)
Proceeds received on exercise of options	203	47	7,005	5,718
Incremental tax benefit on stock options exercised	217	4	1,179	516
Dividends paid to preferred shareholders	-	(2,395)	(2,537)	(7,315)
Dividends paid to common shareholders	(3,326)	-	(3,326)	-
Distributions paid to non-controlling interests	(4,131)	(3,138)	(17,171)	(11,282)
Repurchases of Subordinate Voting Shares	(14,554)	-	(14,554)	(6,311)
Repurchases of Preferred Shares	-	(6,212)	-	(6,212)
Redemption of Preferred Shares	-	-	(39,232)	-
Other financing activities	(1,081)	(1,645)	(1,644)	(6,915)
Net cash provided by (used in) financing activities	(30,331)	(39,544)	57,967	2,714

Effect of exchange rate changes on cash	1,221	963	(5,494)	1,390

Increase (decrease) in cash and cash equivalents	76,281	7,284	58,437	(13,478)

Cash and cash equivalents, beginning of period	90,840	77,037	108,684	97,799

Cash and cash equivalents, end of period	$167,121	$84,321	$167,121	$84,321

The accompanying notes are an integral part of these financial statements.

FIRSTSERVICE CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2013
(Unaudited)
(in thousands of US dollars, except per share amounts)

1.           DESCRIPTION OF THE BUSINESS – FirstService Corporation (the “Company”) is a provider of real estate-related services to commercial, institutional and residential customers in North America and various countries around the world.  The Company’s operations are conducted in three segments: Commercial Real Estate (“CRE”) Services, Residential Real Estate (“RRE”) Services and Property Services.  The Company operates as Colliers International within CRE; FirstService Residential and American Pool Enterprises within RRE; and Paul Davis Restoration, California Closets, Certa Pro Painters and several franchise brands within Property Services.

2.           SUMMARY OF PRESENTATION – These Interim Condensed Consolidated Financial Statements (the “Financial Statements”) have been prepared by the Company in accordance with the disclosure requirements for the presentation of interim financial information pursuant to applicable Canadian securities law.  Certain information and footnote disclosures normally included in annual financial statements prepared in accordance with generally accepted accounting principles (“GAAP”) in the United States of America have been condensed or omitted in accordance with such disclosure requirements, although the Company believes that the disclosures are adequate to make the information not misleading.  These Financial Statements should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2012.

These Financial Statements follow the same accounting policies as the most recent audited consolidated financial statements, except as noted below.  In the opinion of management, the Financial Statements contain all adjustments necessary to a fair statement of the financial position of the Company as at September 30, 2013 and the results of operations and its cash flows for the three and nine month periods ended September 30, 2013.  All such adjustments are of a normal recurring nature.  The results of operations for the three and nine month periods ended September 30, 2013 are not necessarily indicative of the results to be expected for the year ending December 31, 2013.

3.           IMPACT OF RECENTLY ISSUED ACCOUNTING STANDARDS – On January 1, 2013, the Company adopted updated guidance issued by the FASB on comprehensive income (ASU 2013-02). This update requires an entity to provide information about the amounts reclassified out of accumulated other comprehensive income by component. In addition, an entity is required to present, either on the face of the statement where net income is presented or in the notes, significant amounts reclassified out of accumulated other comprehensive income by the respective line items of net income but only if the amount reclassified is required under GAAP to be reclassified to net income in its entirety in the same reporting period. For other amounts that are not required under GAAP to be reclassified in their entirety to net income, an entity is required to cross-reference to other disclosures required under GAAP that provide additional detail about those amounts. The guidance did not have a material impact on the Company’s results of operations, financial position or disclosure.

In July 2013, the FASB issued updated guidance on the presentation of unrecognized tax benefits (ASU 2013-11).  This update provides explicit guidance on the financial statement presentation of an unrecognized tax benefit when a net operating loss carry-forward, a similar tax loss, or a tax credit carry-forward exists. The updated guidance is expected to reduce diversity in practice by providing guidance on the presentation of unrecognized tax benefits and will better reflect the manner in which an entity would settle at the reporting date any additional income taxes that would result from the disallowance of a tax position when net operating loss carry-forwards, similar tax losses, or tax credit carry-forwards exist. The amendments in this update are effective for the Company effective January 1, 2014. The Company is currently evaluating the impact, if any, of this guidance on its results of operations, financial position and disclosure.

4.           ACQUISITIONS – In the nine months ended September 30, 2013, the Company acquired controlling interests in eight companies, seven in the CRE segment and one in the RRE segment.  In the CRE segment, the Company acquired controlling interest in Colliers Schauer & Scholl GmbH, Colliers Brautigam & Kramer GmbH, Colliers Schon and Lopez Schmitt GmbH, and Trombello Kölbel Immobilienconsulting GmbH (collectively, “Colliers Germany”), Urban Properties International Real Estate Management B.V. as well as two regional firms in Australia and Canada. These acquisitions expanded the CRE segment’s geographic presence to new markets, including Munich, Stuttgart, Frankfurt, Dusseldorf and Berlin. In the RRE segment, the company acquired a firm operating in Edmonton, Canada, expanding FirstService’s geographic presence in this market. The acquisition date fair value of consideration transferred was as follows: cash of $35,261 (net of cash acquired of $17,940) and contingent consideration of $7,652 (2012 - cash of $14,379 and contingent consideration of nil). The preliminary purchase price allocations are not yet complete, pending final determination of the fair value of assets acquired. These acquisitions were accounted for by the purchase method of accounting for business combinations and accordingly, the consolidated statements of earnings do not include any revenues or expenses related to these acquisitions prior to their respective closing dates.

Certain vendors, at the time of acquisition, are entitled to receive a contingent consideration payment if the acquired businesses achieve specified earnings levels during the one- to four-year periods following the dates of acquisition.  The ultimate amount of payment is determined based on a formula, the key inputs to which are (i) a contractually agreed maximum payment; (ii) a contractually specified earnings level and (iii) the actual earnings for the contingency period.  If the acquired business does not achieve the specified earnings level, the maximum payment is reduced for any shortfall, potentially to nil.

Unless it contains an element of compensation, contingent consideration is recorded at fair value each reporting period.  The fair value recorded on the consolidated balance sheet as at September 30, 2013 was $20,396 (see note 10).  The estimated range of outcomes (undiscounted) for these contingent consideration arrangements is $21,000 to a maximum of $24,500. The compensation element is recorded on a straight line basis over the contingency period and as of September 30, 2013 totaled $10,012, and was recorded in “Accrued liabilities” on the balance sheet.  The estimated range of outcomes related to the compensation element is $10,700 to a maximum of $12,600. The contingencies will expire during the period extending to May 2017.  During the nine months ended September 30, 2013, $1,742 was paid with reference to such contingent consideration (2012 - $5,108).  In addition, as at September 30, 2013, the Company had recorded in “Accrued Liabilities” nil consideration payable related to acquisitions where all contingencies had been resolved (December 31, 2012 - $658).

5.           DISPOSAL – On September 30, 2013, the Company completed the sale of its Field Asset Services operation for cash consideration of $49,460 (net of cash disposed of $5,177).  In addition, the sale agreement provides for contingent consideration which will be recognized if and when realized.  The pre-tax loss on disposal was $5,588, before an income tax recovery of $4,262, resulting in a net loss of $1,326.  Field Asset Services is recorded as a discontinued operation and was previously reported within the Property Services segment.  The results of this operation were as follows:

	Three months ended		Nine months ended
	September 30		September 30
	2013	2012	2013	2012

Revenues	$21,729	$30,762	$58,063	$142,658

Operating earnings (loss) before income taxes	(2,289)	(1,971)	(3,623)	415
(Recovery of) provision for income taxes	(1,555)	(753)	(2,103)	159
Net operating earnings (loss) from discontinued operations	(734)	(1,218)	(1,520)	256

Net loss on disposal	(1,326)	-	(1,326)	-
Net earnings (loss) from discontinued operations	$(2,060)	$(1,218)	$(2,846)	$256

Net earnings (loss) per share from discontinued operations
Basic	$(0.06)	$(0.04)	$(0.09)	$0.01
Diluted	(0.06)	(0.04)	(0.09)	0.01

The assets and liabilities of Field Asset Services as at December 31, 2012 are as follows:

Current assets	$15,358
Non-current assets	76,079
Total assets	$91,437

Current liabilities	$14,982
Non-current liabilities	19,482
Total liabilities	$34,464

6.          ACQUISITION-RELATED ITEMS - Acquisition-related expense is comprised of the following:

	Three months ended		Nine months ended
	September 30		September 30
	2013	2012	2013	2012

Contingent consideration compensation expense	$1,448	$1,735	$4,184	$3,679
Contingent consideration fair value adjustments	266	1,768	1,465	2,830
Transaction costs	719	540	2,731	4,408
Reclassification from accumulated other comprehensive loss	-	-	-	2,553
	$2,433	$4,043	$8,380	$13,470

On March 28, 2012, Colliers International UK entered an administration process, and as a result the Company’s 29.5% equity investment, held since October 2009, ceased. As such, the Company released $2,553 of accumulated other comprehensive losses related to this investment into earnings.

7.         OTHER INCOME - Other (income) expense is comprised of the following:
	Three months ended		Nine months ended
	September 30		September 30
	2013	2012	2013	2012

Income from equity method investments	$(473)	$(586)	$(1,020)	$(1,016)
Other	(675)	(906)	(814)	(763)
	$(1,148)	$(1,492)	$(1,834)	$(1,779)

8.           INCOME TAX – The provision for income tax for the nine months ended September 30, 2013 reflected an effective tax rate of 25% (2012 - 32%) relative to the combined statutory rate of approximately 28% (2012 - 28%). In the current year period, the difference between the effective rate and the statutory rate is related to the accelerated amortization of intangible assets (note 16), discrete items and the mix of earnings.  In the prior year period, the difference between the effective rate and the statutory rate is attributable to the geographic mix of taxable earnings and losses and the impact of discrete items.

9.           LONG-TERM DEBT – The Company has an amended and restated credit agreement with a syndicate of banks to provide a $350,000 committed senior revolving credit facility including an uncommitted accordion provision allowing for an additional $100,000 of borrowing capacity under the same terms.  The revolving credit facility has a five year term ending March 1, 2017 and bears interest at 1.25% to 3.00% over floating reference rates, depending on certain leverage ratios.

On January 16, 2013, the Company completed a private placement of $150,000 of senior secured notes with a fixed interest rate of 3.84% (the “3.84% Notes”).  The 3.84% Notes were placed directly with two US based institutional investors.  The 3.84% Notes have a twelve year term extending to January 16, 2025 with five equal annual principal repayments beginning on January 16, 2021.

The revolving credit facility and the Company’s three outstanding issues of Senior Notes rank equally in terms of seniority.  The Company has granted the lenders and Note-holders various collateral including an interest in all of the assets of the Company.  The covenants require the Company to maintain certain ratios including financial leverage, interest coverage and net worth.  The Company is limited from undertaking certain mergers, acquisitions and dispositions without prior approval.

On September 24, 2013, the Company completed the redemption of its outstanding $76,992 in principal amount of 6.50% convertible unsecured subordinated debentures (“Convertible Debentures”) in accordance with the redemption rights attached to the Convertible Debentures.  Prior to the redemption date, the Company received conversion requests that resulted in the issuance of 2,744,886 Subordinate Voting Shares based on a conversion price of $28.00 per share or 35.7143 shares for every $1 of principal amount of Convertible Debentures.  The balance of the Convertible Debentures were redeemed for cash of $143.

10.           FAIR VALUE MEASUREMENTS – The following table provides the financial assets and liabilities carried at fair value measured on a recurring basis as of September 30, 2013:

		Fair value measurements at September 30, 2013

	Carrying value at
	September 30, 2013	Level 1	Level 2	Level 3

Interest rate swap asset	$185	$-	$185	$-
Contingent consideration liability	20,396	-	-	20,396

The fair value of the interest rate swap asset was determined using widely accepted valuation techniques.  The inputs to the measurement of the fair value of contingent consideration related to acquisitions are Level 3 inputs.  The fair value measurements were made using a discounted cash flow model; significant model inputs were expected future operating cash flows (determined with reference to each specific acquired business) and discount rates (which range from 9.0% to 12.5%).  Changes in the fair value of the contingent consideration liability are comprised of the following:

2013

Balance, January 1	$13,000
Amounts recognized on acquisitions	7,652
Fair value adjustments	1,465
Resolved and settled in cash	(1,742)
Foreign exchange	21
Balance, September 30	$20,396

Less: Current portion	12,754
Non-current portion	$7,642

The carrying amounts for cash and cash equivalents, restricted cash, accounts receivable, accounts payable and accrued liabilities approximate fair values due to the short maturity of these instruments, unless otherwise indicated.  The inputs to the measurement of the fair value of long term debt are Level 3 inputs.  The fair value measurements were made using a net present value approach; significant model inputs were expected future cash outflows and discount rates (which range from 0.8% to 3.1%).

	September 30, 2013		December 31, 2012
	Carrying	Fair	Carrying	Fair
	amount	value	amount	value

Other receivables	$7,012	$7,012	$6,328	$6,328
Long-term debt	467,475	484,794	337,205	347,319
Convertible debentures	-	-	77,000	86,048

11.           NON-CONTROLLING INTERESTS – The minority equity positions in the Company’s subsidiaries are referred to as non-controlling interests (“NCI”).  The NCI are considered to be redeemable securities.  Accordingly, the NCI is recorded at the greater of (i) the redemption amount or (ii) the amount initially recorded as NCI at the date of inception of the minority equity position.  This amount is recorded in the “mezzanine” section of the balance sheet, outside of shareholders’ equity.  Changes in the NCI amount are recognized immediately as they occur.  The following table provides a reconciliation of the beginning and ending NCI amounts:

2013

Balance, January 1	$151,969
NCI share of earnings	12,445
NCI share of other comprehensive earnings	554
NCI redemption increment	23,057
Distributions paid to NCI	(17,171)
Purchases of interests from NCI, net	(3,356)
NCI recognized on business acquisitions	42,989
Foreign exchange	1,427
Balance, September 30	$211,914

The Company has shareholders’ agreements in place at each of its non-wholly owned subsidiaries. These agreements allow the Company to “call” the non-controlling interest at a price determined with the use of a formula price, which is usually equal to a fixed multiple of average annual net earnings before extraordinary items, income taxes, interest, depreciation, and amortization. The agreements also have redemption features which allow the owners of the NCI to “put” their equity to the Company at the same price subject to certain limitations.  The formula price is referred to as the redemption amount and may be paid in cash or in Subordinate Voting Shares. The redemption amount as of September 30, 2013 was $200,802.  The redemption amount is lower than that recorded on the balance sheet as the formula prices of certain NCI are lower than the amount initially recorded at the inception of the minority equity position. If all put or call options were settled with Subordinate Voting Shares as at September 30, 2013, approximately 5,250,000 such shares would be issued; this would be accretive to net earnings per common share.

Increases or decreases to the formula price of the underlying shares are recognized in the statement of earnings as the NCI redemption increment.

12.           NET EARNINGS (LOSS) PER COMMON SHARE – Earnings per share calculations cannot be anti-dilutive, therefore diluted shares are not used in the denominator when the numerator is in a loss position.  The following table reconciles the basic and diluted common shares outstanding:

	Three months ended September 30		Nine months ended September 30
(in thousands)	2013	2012	2013	2012

Basic shares	33,712	30,030	31,990	30,120
Assumed exercise of Company stock options	343	334	326	351
Diluted shares	34,055	30,364	32,316	30,471

13.           STOCK-BASED COMPENSATION

Company stock option plan
The Company has a stock option plan for certain directors, officers and key full-time employees of the Company and its subsidiaries, other than its CEO.  Options are granted at the market price for the underlying shares on the date of grant.  Each option vests over a four-year term, expires five years from the date granted and allows for the purchase of one Subordinate Voting Share.  All Subordinate Voting Shares issued are new shares.  As at September 30, 2013, there were 303,250 options available for future grants.

Grants under the Company’s stock option plan are equity-classified awards.  There were 417,000 stock options granted during the nine months ended September 30, 2013 (2012 - 367,000).  Stock option activity for the nine months ended September 30, 2013 was as follows:

	Number of options	Weighted average exercise price	Weighted average remaining contractual life (years)	Aggregate intrinsic value
Shares issuable under options -
Beginning of period	1,729,200	$22.31
Granted	417,000	31.24
Exercised	(308,500)	17.16
Shares issuable under options -
End of period	1,837,700	$25.20	2.54	$24,983
Options exercisable - End of period	863,000	$20.58	1.67	$15,712

The amount of compensation expense recorded in the statement of earnings for the nine months ended September 30, 2013 was $3,269 (2012 - $2,449).  As of September 30, 2013, there was $5,195 of unrecognized compensation cost related to non-vested awards which is expected to be recognized over the next 4 years.  During the nine month period ended September 30, 2013, the fair value of options vested was $3,922 (2012 - $3,437).

Subsidiary stock option plan
The Company has stock option plans at its CRE subsidiary entitling the holders to acquire up to a 2.4% interest in the subsidiary as at September 30, 2013. From the inception of the plan up to September 30, 2013, stock options representing an 8.2% interest in the subsidiary were exercised. Options, as well as shares acquired upon option exercise under the subsidiary stock option plan are liability classified awards because the underlying stock is also classified as a liability. The fair value of the liability relating to these awards is calculated each period using the Black-Scholes option pricing model. The fair value of the liability related to these awards as at September 30, 2013 was $6,206 (December 31, 2012 - $4,266) and compensation expense recognized related to the awards for the nine months ended September 30, 2013 was of $1,940 (2012 - nil).

14.           PREFERRED SHARES – On May 3, 2013, the Company eliminated all of its outstanding Preferred Shares, redeeming 30% for cash consideration of $39,232 and converting the remaining Preferred Shares into Subordinate Voting Shares.   The Preferred Shares were converted to Subordinate Voting Shares based on 95% of the weighted average trading price of the Subordinate Voting Shares on the NASDAQ stock market for the 20 trading days ended April 29, 2013 (such weighted average trading price being $33.34).  As a result, 2,889,900 new Subordinate Voting Shares were issued from treasury.

15.           CONTINGENCIES – In the normal course of operations, the Company is subject to routine claims and litigation incidental to its business.  Litigation currently pending or threatened against the Company includes disputes with former employees and commercial liability claims related to services provided by the Company.  The Company believes resolution of such proceedings, combined with amounts set aside, will not have a material impact on the Company’s financial condition or the results of operations.

16.           AMORTIZATION OF INTANGIBLE ASSETS – During the nine months ended September 30, 2013, the Company recorded accelerated amortization of certain intangible assets including  (i) $11,184 of accelerated amortization of trademarks and trade names in the RRE segment as a result of re-branding and (ii) $1,800 of accelerated amortization of franchise rights in the Property Services segment.

17.           SEGMENTED INFORMATION – The Company has three reportable operating segments. The segments are grouped with reference to the nature of services provided and the types of clients that use those services.  The Company assesses each segment’s performance based on operating earnings or operating earnings before depreciation and amortization.  CRE provides commercial property brokerage and other advisory services to clients in North America and in various other countries around the world.  RRE provides property management and related property services to residential communities in North America.  Property Services provides franchised and Company-owned property services to customers in North America. Corporate includes the costs of operating the Company’s corporate head office.

OPERATING SEGMENTS
	Commercial	Residential
	Real Estate	Real Estate	Property
	Services	Services	Services	Corporate	Consolidated
Three months ended September 30

2013
Revenues	$323,429	$243,879	$40,931	$31	$608,270
Operating earnings	12,679	14,179	12,263	(5,460)	33,661

2012
Revenues	$295,649	$226,596	$36,687	$60	$558,992
Operating earnings	8,852	18,508	9,101	(3,253)	33,208

	Commercial	Residential
	Real Estate	Real Estate	Property
	Services	Services	Services	Corporate	Consolidated
Nine months ended September 30

2013
Revenues	$882,186	$685,252	$104,341	$131	$1,671,910
Operating earnings	16,023	21,887	15,958	(12,973)	40,895

2012
Revenues	$800,554	$632,537	$97,092	$162	$1,530,345
Operating earnings	5,208	39,344	13,905	(11,490)	46,967

GEOGRAPHIC INFORMATION

	United States	Canada	Australia	Other	Consolidated

Three months ended September 30

2013
Revenues	$376,752	$87,289	$51,723	$92,506	$608,270
Total long-lived assets	389,975	91,343	47,094	171,212	699,624

2012
Revenues	$358,850	$81,776	$43,581	$74,785	$558,992
Total long-lived assets	461,894	100,935	48,594	60,309	671,732

	United States	Canada	Australia	Other	Consolidated

Nine months ended September 30

2013
Revenues	$1,039,701	$241,039	$131,921	$259,249	$1,671,910

2012
Revenues	$979,174	$228,373	$121,694	$201,104	$1,530,345

FIRSTSERVICE CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE NINE MONTH PERIOD ENDED SEPTEMBER 30, 2013
(in US dollars)
October 29, 2013

The following Management’s Discussion and Analysis (“MD&A”) should be read together with the unaudited interim consolidated financial statements of FirstService Corporation (the “Company” or “FirstService”) for the three and nine month periods ended September 30, 2013 and the Company’s audited consolidated financial statements, and MD&A, for the year ended December 31, 2012. The interim consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States (“GAAP”). All financial information herein is presented in United States dollars.

The Company has prepared this MD&A with reference to National Instrument 51-102 – Continuous Disclosure Obligations of the Canadian Securities Administrators (the "CSA"). Under the U.S./Canada Multijurisdictional Disclosure System, the Company is permitted to prepare this MD&A in accordance with the disclosure requirements of Canada, which requirements are different from those of the United States. This MD&A provides information for the three and nine month periods ended September 30, 2013 and up to and including October 29, 2013.

Additional information about the Company, including the Company’s Annual Information Form, which is included in FirstService’s Annual Report on Form 40-F, can be found on SEDAR at www.sedar.com and on the U.S. Securities and Exchange Commission website at www.sec.gov.

Consolidated review

Each of our three service lines reported solid revenue growth for the third quarter ended September 30, 2013, due to a combination of internal growth and recent acquisitions. Consolidated revenue growth was 9% relative to the same quarter in the prior year.

During the first and second quarters of 2013, we acquired controlling interests in four commercial real estate services businesses in Germany, with operations in the cities of Munich, Stuttgart, Frankfurt, Dusseldorf and Berlin (collectively “Colliers Germany”). Senior management of each of the businesses retained 40% of the equity in the operations. Colliers Germany is the German affiliate of Colliers International, with operations that generated approximately $70 million of revenues in 2012.

In May 2013, we completed a plan to simplify the Company’s capital structure and initiate a dividend on the Subordinate Voting Shares and Multiple Voting Shares (together the “Common Shares”). The plan involved the elimination of the 7% Cumulative Preference Shares, Series 1 (the “Preferred Shares”) on May 3, 2013 by way of a partial redemption immediately followed by a conversion of all remaining Preferred Shares into Subordinate Voting Shares. We paid $39.2 million in cash on redemption, and issued 2.91 million new Subordinate Voting Shares from treasury on conversion. We paid our first quarterly Common Share dividend on July 10, 2013.

In June 2013, our Residential Real Estate Services operations, which had operated as 18 separate brands in markets across North America, re-branded under the “FirstService Residential” name. The adoption of common branding was designed to signify the Company’s market leadership, commitment to service excellence and to leverage the Company’s industry-leading strengths to the benefit of current and future clients.

In September 2013, we completed the early redemption of our 6.5% Convertible Unsecured Subordinated Debentures (the “Convertible Debentures”) in accordance with the redemption rights attached to the Convertible Debentures. Leading up to the redemption, we received conversion requests from substantially all holders of Convertible Debentures, which resulted in the issuance of 2.74 million Subordinate Voting Shares.

On September 30, 2013, we completed the sale of Field Asset Services, LLC (“FAS”), a property preservation and distressed asset management services provider within our Property Services segment, for gross cash proceeds of $55.0 million. FAS has been classified as a discontinued operation in the statements of earnings for all periods presented.

Results of operations - three months ended September 30, 2013

Revenues for our third quarter were $608.3 million, 9% higher than the comparable prior year quarter.  Acquisitions contributed 4% to revenues, while the negative impact of foreign exchange relative to the US dollar reduced revenues by 3%. Internally generated revenues, after considering the effects of acquisitions and foreign exchange, were up 8%.

Adjusted EBITDA (see “Reconciliation of non-GAAP measures” below) for the third quarter was $55.4 million versus $49.7 million reported in the prior year quarter. Our Adjusted EBITDA margin was 9.1% of revenues versus 8.9% of revenues in the prior year quarter, primarily as a result of increased productivity and efficiency in our Commercial Real Estate Services segment. Operating earnings for the third quarter were $33.7 million, up from $33.2 million in the prior year period, and the operating earnings margin was 5.5% versus 5.9% in the prior year quarter.

Depreciation and amortization expense totalled $16.2 million for the quarter relative to $11.7 million for the prior year quarter, and was impacted by $2.1 million of incremental brokerage backlog amortization related to the recent Colliers Germany acquisitions as well as increased depreciation related to recent capital expenditures.

Net interest expense was $6.2 million, versus $5.7 million recorded in the prior year quarter.  The average interest rate on debt during the quarter was 4.5%, down from 5.0% in the prior year quarter due to a larger proportion of borrowings on our revolving credit facility, which carries lower interest rates than our fixed rate debt.

The consolidated income tax rate for the quarter was 23%, relative to 28% of earnings before income tax in the prior year quarter, and was impacted by several discrete items and the geographic mix of earnings.

Net earnings from continuing operations for the quarter were $22.0 million, versus $20.8 million in the prior year quarter.  The increase was primarily attributable to improved operating earnings in the Commercial Real Estate Services segment.

Our Commercial Real Estate Services segment generated $323.4 million of revenues during the third quarter, an increase of 9% from the prior year quarter, which included a 4% increase related to recent acquisitions and a 3% decrease related to foreign currency exchange rate fluctuations relative to the US dollar. Internal revenue growth measured in local currency was 8%, and was comprised primarily of increased investment sales brokerage and appraisal in the Europe and Asia Pacific regions. Regionally, Americas internal revenues were flat (up 2% on a local currency basis), Asia Pacific internal revenues were up 6% (14% on a local currency basis) and Europe internal revenues were up 19% (19% on a local currency basis). Third quarter Adjusted EBITDA was $26.6 million, up 31% versus the year-ago period. Results in the current year period were favorably impacted by operating leverage, particularly in the Europe region, and the impact of recent acquisitions.

The Residential Real Estate Services segment reported revenues of $243.9 million for the third quarter, up 8% versus the prior year quarter. Excluding the impact of recently completed acquisitions, internal revenues were up 7% as a result of strong client retention and new client wins. Adjusted EBITDA was $19.9 million, versus $21.5 million in the prior year quarter. Profitability was impacted by two items. First, we reviewed our homeowner fee collection operations, which were expanded several years ago in response to client demand during the US housing crisis. In line with current reduced volumes of delinquencies and changes in the regulatory environment in several states, these operations were down-sized, resulting in the recognition of a $2.0 million charge, primarily for accounts receivable allowances. Second, re-branding costs, enhancements to the information technology platform and other related costs totalling $0.7 million were incurred during the quarter.

Third quarter Property Services revenues were $40.9 million, up 12% relative to the prior year period as a result of continuing strong demand for painting, restoration and closet services. Adjusted EBITDA for the quarter was $13.6 million, up from $10.4 million in the prior year period, reflecting operating leverage from the Company’s franchised services. FAS has been classified as a discontinued operation for all periods presented, and accordingly is not included with the Property Services results.

Corporate costs were $4.7 million for the quarter, relative to $2.5 million in the prior year period.  The increase in costs in the current period was attributable to performance-based executive compensation accruals.

Results of operations - nine months ended September 30, 2013

Revenues for the nine months ended September 30, 2013 were $1.67 billion, 9% higher than the comparable prior year period. Acquisitions contributed 3% to revenues, while foreign exchange relative to the US dollar reduced revenues by 1%. Internally generated revenues, after considering the effects of acquisitions and foreign exchange, were up 7%.

Year to date Adjusted EBITDA (see “Reconciliation of non-GAAP measures” below) was $112.0 million versus $97.5 million reported in the comparable prior year period. Our Adjusted EBITDA margin was 6.7% of revenues versus 6.4% of revenues in the prior year period, primarily due to improved profitability in the Commercial Real Estate Services segment. Operating earnings for the period were $40.9 million, down from $47.0 million in the prior year period, attributable in large part to accelerated amortization of intangible assets during the second quarter. The prior year’s operating earnings were impacted by acquisition-related items in our Commercial Real Estate Services segment attributable to our March 2012 Colliers UK acquisition. Our operating earnings margin was 2.4% versus 3.1% in the prior year period.

We recorded depreciation and amortization expense of $57.5 million for the nine month period relative to $34.6 million for the prior year period. The current period results included accelerated amortization related to (i) $11.2 million of trademarks and trade names in our Residential Real Estate Services segment on re-branding and (ii) $1.8 million of franchise rights in our Property Services segment.

Net interest expense for the nine month period was $17.3 million, up from $14.5 million recorded in the prior year period.  The average interest rate on debt during the period was 4.7%, flat versus the prior year period as a result of issuing the 3.84% Senior Notes due January 2025 in the first quarter, which replaced floating rate bank debt at a lower interest rate, mitigated by an increased proportion of borrowings of floating rate bank debt. Net indebtedness (defined as current and non-current long-term debt less cash and cash equivalents) at the end of the quarter was $300.4 million versus $349.3 million a year ago.

Our consolidated income tax rate was 25%, versus 32% of the earnings before income tax in the prior year to date period. The current period’s rate was positively impacted by accelerated amortization of intangible assets, discrete items and the tax impact of non-controlling interests. The prior period’s rate was negatively impacted by geographic earnings mix as well as the impact of discrete items.

Net earnings from continuing operations for the nine month period were $19.1 million, versus $23.1 million in the prior year period.  The change was impacted by the accelerated amortization, net of income tax, recorded during the second quarter.

The Commercial Real Estate Services segment reported revenues of $882.2 million during the nine months ended September 30, 2013, an increase of 10% relative to the prior year period. Of the revenue growth, 6% was attributable to recent acquisitions and 6% was attributable to internal growth measured in local currencies, with a 2% negative impact from changes in foreign exchange rates. Internal growth was comprised primarily of increased brokerage and appraisal activity. Regionally, Americas internal revenues were up 3% (3% on a local currency basis), Asia Pacific internal revenues were up 6% (10% on a local currency basis), and Europe revenues were up 6% (6% on a local currency basis). Adjusted EBITDA for the period was $54.3 million, up from $36.2 million in the year-ago period. The margin was 6.2%, relative to 4.5% in the prior year period. The current period’s results were favorably impacted by operating leverage, productivity improvements and the impact of recent acquisitions.

Our Residential Real Estate Services segment reported revenues of $685.3 million for the nine month period, up 8% over the prior year period. After considering recently completed acquisitions, internal revenues were up 7%.  Adjusted EBITDA was $45.8 million relative to $52.5 million in the prior year period. Current year profitability was adversely affected by (i) re-branding costs, enhancements to the information technology platform and other related costs totalling $5.9 million during the nine month period, as well as (ii) costs to down-size the homeowner fee collections operations during the third quarter totaling $2.0 million.

For the nine month period, Property Services revenues were $104.3 million, an increase of 8% relative to the prior year period. Adjusted EBITDA for the period was $21.8 million, up 24% versus the prior period as a result of operating leverage from the segment’s franchise operations.

Corporate costs for the nine month period were $9.9 million, relative to $8.8 million in the prior year period. The current year period was impacted by performance-based executive bonus accruals and costs for an acquisition that was not ultimately completed. The prior year period was impacted by an accrual for a loss under our high retention self-insurance program.

Re-branding to “FirstService Residential”

In June 2013, our residential real estate services operations, which had operated as 18 separate brands in markets across North America, re-branded under the “FirstService Residential” name. The adoption of common branding was designed to signify the Company’s market leadership, commitment to service excellence and to leverage the Company’s industry-leading strengths to the benefit of current and future clients. Legacy trademarks and trade names were subject to accelerated amortization resulting in $11.2 million of additional amortization expense during the quarter ended June 30, 2013.

Summary of quarterly results (unaudited)

The following table sets forth FirstService’s unaudited quarterly consolidated results of operations data for each of the eight most recent quarters. The information in the table below has been derived from FirstService’s unaudited interim consolidated financial statements that, in management’s opinion, have been prepared on a consistent basis and include all adjustments necessary for a fair presentation of information. The information below is not necessarily indicative of results for any future quarter.

Quarter	Q1	Q2	Q3	Q4
(in thousands of US$, except per share amounts)

YEAR ENDING DECEMBER 31, 2013
Revenues	$480,549	$583,091	$608,270
Operating earnings (loss)	(4,251)	11,485	33,661
Net earnings (loss) per share from continuing operations:
Basic	(0.53)	(0.20)	0.09
Diluted	(0.53)	(0.20)	0.09

YEAR ENDED DECEMBER 31, 2012
Revenues	$430,862	$540,491	$558,992	$611,779
Operating earnings (loss)	(11,748)	25,507	33,208	36,473
Net earnings (loss) per share from continuing operations:
Basic	(0.60)	0.28	0.04	0.26
Diluted	(0.60)	0.28	0.04	0.25

YEAR ENDED DECEMBER 31, 2011
Revenues				$518,313
Operating earnings				22,571
Net earnings per share from continuing operations:
Basic				2.04
Diluted				1.88

OTHER DATA
Adjusted EBITDA - 2013	$10,753	$45,882	$55,379
Adjusted EBITDA - 2012	7,243	40,556	49,720	$58,036
Adjusted EBITDA - 2011				37,125
Adjusted EPS - 2013	(0.19)	0.58	0.68
Adjusted EPS - 2012	(0.16)	0.45	0.63	0.78
Adjusted EPS - 2011				0.37

Seasonality and quarterly fluctuations

The Commercial Real Estate Services segment generates peak revenues and earnings in the month of December followed by a low in January and February as a result of the timing of closings on commercial real estate brokerage transactions. Revenues and earnings during the balance of the year are relatively even. These brokerage operations comprise approximately 30% of our annual consolidated revenues.

Reconciliation of non-GAAP measures

In this MD&A, we make reference to “Adjusted EBITDA” and “Adjusted earnings per share from continuing operations”, which are financial measures that are not calculated in accordance with GAAP.

Adjusted EBITDA is defined as net earnings from continuing operations, adjusted to exclude: (i) income tax; (ii) other expense (income); (iii) interest expense; (iv) depreciation and amortization; (v) acquisition-related items and (vi) stock-based compensation expense. We use Adjusted EBITDA to evaluate our own operating performance and our ability to service debt, as well as an integral part of our planning and reporting systems. Additionally, we use this measure in conjunction with discounted cash flow models to determine the Company’s overall enterprise valuation and to evaluate acquisition targets.  We present Adjusted EBITDA as a supplemental measure because we believe such measure is useful to investors as a reasonable indicator of operating performance because of the low capital intensity of the Company’s service operations.  We believe this measure is a financial metric used by many investors to compare companies, especially in the services industry.  This measure is not a recognized measure of financial performance under GAAP in the United States, and should not be considered as a substitute for operating earnings, net earnings from continuing operations or cash flow from operating activities, as determined in accordance with GAAP.  Our method of calculating Adjusted EBITDA may differ from other issuers and accordingly, this measure may not be comparable to measures used by other issuers.  A reconciliation of net earnings from continuing operations to Adjusted EBITDA appears below.

	Three months ended		Nine months ended
(in thousands of US$)	September 30		September 30
	2013	2012	2013	2012

Net earnings from continuing operations	$22,034	$20,791	$19,092	23,129
Income tax	6,548	8,162	6,352	11,111
Other income, net	(1,148)	(1,492)	(1,834)	(1,779)
Interest expense, net	6,227	5,747	17,285	14,506
Operating earnings	33,661	33,208	40,895	46,967
Depreciation and amortization	16,204	11,735	57,530	34,633
Acquisition-related items	2,433	4,043	8,380	13,470
Stock-based compensation expense	3,081	734	5,209	2,449
Adjusted EBITDA	$55,379	$49,720	$112,014	$97,519

Adjusted earnings per share from continuing operations is defined as diluted net earnings (loss) per share from continuing operations, adjusted for the effect, after income tax, of: (i) the non-controlling interest redemption increment; (ii) acquisition-related items; (iii) amortization expense related to intangible assets recognized in connection with acquisitions and (iv) stock-based compensation expense. We believe this measure is useful to investors because it provides a supplemental way to understand the underlying operating performance of the Company and enhances the comparability of operating results from period to period. Adjusted diluted net earnings per share from continuing operations is not a recognized measure of financial performance under GAAP, and should not be considered as a substitute for diluted net earnings per share from continuing operations, as determined in accordance with GAAP. Our method of calculating this non-GAAP measure may differ from other issuers and, accordingly, this measure may not be comparable to measures used by other issuers. A reconciliation of net earnings (loss) attributable to shareholders to adjusted net earnings from continuing operations and of diluted net earnings (loss) per share from continuing operations to adjusted earnings per share from continuing operations appears below.

	Three months ended		Nine months ended
	September 30		September 30
	2013	2012	2013	2012
(in thousands of US$)

Net earnings (loss) attributable to common shareholders	$857	$-	$(22,402)	$(8,047)
Non-controlling interest redemption increment	11,209	10,745	23,057	13,841
Net (earnings) loss from discontinued
operations, net of tax	2,060	1,218	2,846	(256)
Acquisition-related items	2,433	4,043	8,380	13,470
Amortization of intangible assets (1)	7,020	4,443	31,205	13,128
Stock-based compensation expense	3,081	734	5,209	2,449
Income tax on adjustments	(2,291)	(1,852)	(8,745)	(5,562)
Non-controlling interest on adjustments	(1,029)	(221)	(3,168)	(1,085)
Adjusted net earnings	$23,340	$19,110	$36,382	$27,938

	Three months ended		Nine months ended
(in US$)	September 30		September 30
	2013	2012	2013	2012

Diluted net earnings (loss) per share from continuing operations	$0.09	$0.04	$(0.61)	$(0.28)
Non-controlling interest redemption increment	0.33	0.35	0.71	0.46
Acquisition-related items	0.07	0.13	0.25	0.42
Amortization of intangible assets, net of tax (1)	0.12	0.09	0.64	0.27
Stock-based compensation expense, net of tax	0.07	0.02	0.13	0.05
Adjusted earnings per share from continuing operations	$0.68	$0.63	$1.12	$0.92

(1)
Amortization of intangible assets for the nine month period ended September 30, 2013 includes $11.2 million ($0.27 per share) of accelerated amortization related to legacy regional trademarks and trade names in connection with residential real estate services re-branding.

We believe that the presentation of Adjusted EBITDA and adjusted earnings per share from continuing operations, which are non-GAAP financial measures, provides important supplemental information to management and investors regarding financial and business trends relating to the Company’s financial condition and results of operations. We use these non-GAAP financial measures when evaluating operating performance because we believe that the inclusion or exclusion of the items described above, for which the amounts are non-cash or non-recurring in nature, provides a supplemental measure of our operating results that facilitates comparability of our operating performance from period to period, against our business model objectives, and against other companies in our industry. We have chosen to provide this information to investors so they can analyze our operating results in the same way that management does and use this information in their assessment of our core business and the valuation of the Company. Adjusted EBITDA and Adjusted earnings per share from continuing operations are not calculated in accordance with GAAP, and should be considered supplemental to, and not as a substitute for, or superior to, financial measures calculated in accordance with GAAP. Non-GAAP financial measures have limitations in that they do not reflect all of the costs or benefits associated with the operations of our business as determined in accordance with GAAP. As a result, investors should not consider these measures in isolation or as a substitute for analysis of our results as reported under GAAP.

Liquidity and capital resources

Net cash provided by operating activities for the nine month period ended September 30, 2013 was $15.9 million, versus $18.8 million the prior year period. The decline in operating cash flow was attributable to an increase in working capital usage, primarily in our Commercial Real Estate Services segment. We believe that cash from operations and other existing resources will continue to be adequate to satisfy the ongoing working capital needs of the Company.

For the nine months ended September 30, 2013, capital expenditures were $21.8 million. Significant purchases included information technology systems in our Residential Property Management segment. Based on our current operations, capital expenditures for the year ending December 31, 2013 are expected to be approximately $40 to $42 million.

During the nine months ended September 30, 2013, we made several business acquisitions in the Commercial Real Estate segment, acquiring a 60% interest in the entities comprising Colliers Germany as well as four other firms, at a total initial cash cost of $35.3 million.

On May 3, 2013, we completed the partial redemption and conversion of our Preferred Shares, which resulted in the elimination of the Preferred Shares from our capital structure. The redemption was completed at a cash cost of $39.2 million. The conversion resulted in the issuance of 2.89 million new Subordinate Voting Shares from treasury.

On September 24, 2013, we completed the early redemption of our $77.0 million Convertible Debentures in accordance with the redemption rights attached to the Convertible Debentures. Leading up to the redemption, we received conversion requests from substantially all holders of Convertible Debentures, which resulted in the issuance of 2.74 million new Subordinate Voting Shares from treasury.

On October 10, 2013, we paid a quarterly dividend of $0.10 per share on the Common Shares in respect of the quarter ended September 30, 2013. The Company’s policy is to pay quarterly dividends on the Common Shares in the future, subject to the discretion of our Board of Directors.

Net indebtedness as at September 30, 2013 was $300.4 million, versus $305.5 million at December 31, 2012. Net indebtedness is calculated as the current and non-current portion of long-term debt less cash and cash equivalents. The change in indebtedness was attributable to investments in working capital, the Preferred Share redemption, business acquisitions and the sale of FAS. We are in compliance with the covenants contained in our financing agreements as at September 30, 2013 and, based on our outlook for the balance of the year, we expect to remain in compliance with these covenants. We had $64.5 million of available un-drawn credit as of September 30, 2013.

In relation to acquisitions completed during the past three years, we have outstanding contingent consideration totalling $37.1 million as at September 30, 2013 ($27.8 million as at December 31, 2012) assuming all contingencies are satisfied and payment is due in full. Such payments, if any, are due during the period extending to May 2017. The contingent consideration liability is recognized at fair value upon acquisition and is updated to fair value each quarter, unless it contains an element of compensation, in which case such element is treated as compensation expense over the contingency period. The contingent consideration is based on achieving specified earnings levels, and is paid or payable at the end of the contingency period. We estimate that, based on current operating results, approximately 90% of the contingent consideration outstanding as of September 30, 2013 will ultimately be paid.

The following table summarizes our contractual obligations as at September 30, 2013:

Contractual obligations	Payments due by period
(in thousands of US$)		Less than			After
	Total	1 year	1-3 years	4-5 years	5 years

Long-term debt	$465,293	$35,664	$33,584	$246,045	$150,000
Convertible debentures	-	-	-	-	-
Capital lease obligations	2,182	1,006	1,051	125	-
Operating leases	269,995	63,313	91,504	52,172	63,006

Total contractual obligations	$737,470	$99,983	$126,139	$298,342	$213,006

At September 30, 2013, we had commercial commitments totaling $12.2 million comprised of letters of credit outstanding due to expire within one year.  We are required to make semi-annual payments of interest on our senior notes at a weighted average interest rate of 5.0%.

Non-controlling interests

In most operations where managers, employees or brokers are also minority owners, the Company is party to shareholders’ agreements.  These agreements allow us to “call” the minority position at a value determined with the use of a formula price, which is in most cases equal to a multiple of trailing two-year average earnings, less debt.

Minority owners may also “put” their interest to the Company at the same price, with certain limitations including (i) the inability to “put” more than 50% of their holdings in any twelve-month period and (ii) the inability to “put” any holdings for at least one year after the date of our initial acquisition of the business or the date the minority shareholder acquired the stock, as the case may be.  The total value of the minority shareholders’ interests (the “redemption amount”), as calculated in accordance with shareholders’ agreements, was as follows.

	September 30	December 31
(in thousands of US$)	2013	2012

Commercial Real Estate	$124,176	$67,179
Residential Property Management	63,830	60,661
Property Services	12,796	11,888
	$200,802	$139,728

The increase in NCI during the nine months ended September 30, 2013 was largely attributable to the acquisition of Colliers Germany. The amount recorded on our balance sheet under the caption “non-controlling interests” is the greater of: (i) the redemption amount (as above) or (ii) the amount initially recorded as NCI at the date of inception of the minority equity position. As at September 30, 2013, the NCI recorded on the balance sheet was $211.9 million. The purchase prices of the NCI may be satisfied in cash or in Subordinate Voting Shares of FirstService.

Off-balance sheet arrangements

We do not have any material off-balance sheet arrangements other than those disclosed in notes 13 and 19 to the December 31, 2012 audited consolidated financial statements.

Critical accounting policies and estimates

The preparation of consolidated financial statements requires management to make estimates and assumptions with respect to the reported amounts of assets, liabilities, revenues and expenses and the disclosure of contingent assets and liabilities. These estimates and assumptions are based upon management’s historical experience and are believed by management to be reasonable under the circumstances. Such estimates and assumptions are evaluated on an ongoing basis and form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results could differ significantly from these estimates. Our critical accounting policies and estimates have been reviewed and discussed with our Audit Committee. There have been no material changes to our critical accounting policies and estimates from those disclosed in the Company’s MD&A for the year ended December 31, 2012.

Impact of recently issued accounting standards

On January 1, 2013, the Company adopted updated guidance issued by the FASB on comprehensive income (ASU 2013-01). This update requires an entity to provide information about the amounts reclassified out of accumulated other comprehensive income by component. In addition, an entity is required to present, either on the face of the statement where net income is presented or in the notes, significant amounts reclassified out of accumulated other comprehensive income by the respective line items of net income but only if the amount reclassified is required under GAAP to be reclassified to net income in its entirety in the same reporting period. For other amounts that are not required under GAAP to be reclassified in their entirety to net income, an entity is required to cross-reference to other disclosures required under GAAP that provide additional detail about those amounts. The guidance did not have a material impact on the Company’s results of operations, financial position or disclosure.

In July 2013, the FASB issued updated guidance on the presentation of unrecognized tax benefits (ASU 2013-11).  This update provides explicit guidance on the financial statement presentation of an unrecognized tax benefit when a net operating loss carry-forward, a similar tax loss, or a tax credit carry-forward exists. The updated guidance is expected to reduce diversity in practice by providing guidance on the presentation of unrecognized tax benefits and will better reflect the manner in which an entity would settle at the reporting date any additional income taxes that would result from the disallowance of a tax position when net operating loss carry-forwards, similar tax losses, or tax credit carry-forwards exist. The amendments in this update are effective for the Company effective January 1, 2014. The Company is currently evaluating the impact, if any, of this guidance on its results of operations, financial position and disclosure.

Impact of IFRS

On January 1, 2011, many Canadian companies were required to adopt International Financial Reporting Standards (“IFRS”). In 2004, in accordance the rules of the CSA, the Company elected to report exclusively using U.S. GAAP. Under the rules of the CSA, the Company is permitted to continue preparing its financial statements in accordance with U.S. GAAP and, as a result, did not adopt IFRS on January 1, 2011.

Financial instruments

We use financial instruments as part of our strategy to manage the risk associated with interest rates and currency exchange rates. We do not use financial instruments for trading or speculative purposes. As of the date of this MD&A, we had one interest rate swap in place to exchange the fixed interest rate on $20.0 million of notional value on our Senior Notes for a floating rate.

Transactions with related parties

The Company has entered into office space rental arrangements and property management contracts with senior managers of certain subsidiaries. These senior managers are usually also minority shareholders of the subsidiaries. The business purpose of the transactions is to rent office space for the Company and to generate property management revenues for the Company. The recorded amount of the rent expense for the nine months ended September 30, 2013 was $0.5 million (2012 - $1.2 million). The recorded amount of the property management revenues for the nine months ended September 30, 2013 was $12.0 million (2012 - $12.2 million). These amounts are settled monthly in cash, and are priced at market rates. The rental arrangements have fixed terms of up to 10 years. The property management contracts have terms of 1 to 3 years.

As at September 30, 2013, the Company had $4.8 million of loans receivable from minority shareholders (December 31, 2012 - $3.5 million) and $1.5 million of loans payable to minority shareholders (December 31, 2012 - $2.2 million). The business purpose of the loans receivable is to finance the sale of non-controlling interests in subsidiaries to senior managers. The business purpose of the loans payable is to finance purchases of non-controlling interests. The loan amounts are measured based on the formula price of the underlying non-controlling interests, and interest rates are determined based on the Company’s cost of borrowing plus a spread. The loans generally have terms of 5 to 10 years, but are open for repayment without penalty at any time.

Outstanding share data

The authorized capital of the Company consists of an unlimited number of Subordinate Voting Shares and an unlimited number of Multiple Voting Shares. The holders of Subordinate Voting Shares are entitled to one vote in respect of each Subordinate Voting Share held at all meetings of the shareholders of the Company.  The holders of Multiple Voting Shares are entitled to twenty votes in respect of each Multiple Voting Share held at all meetings of the shareholders of the Company. Each Multiple Voting Share is convertible into one Subordinate Voting Share at any time at the election of the holders thereof.

As of the date hereof, the Company has outstanding 34,320,388 Subordinate Voting Shares and 1,325,694 Multiple Voting Shares. In addition, as at the date hereof 1,837,700 Subordinate Voting Shares are issuable upon exercise of options granted under the Company’s stock option plan.

On May 3, 2013, the Company redeemed and converted all of the Preferred Shares, which resulted in the elimination of the Preferred Shares. The Company paid $39.2 million in cash on redemption and issued 2,889,900 new Subordinate Voting Shares from treasury on the conversion.

On September 24, 2013, the Company completed the redemption of all of the $77 million aggregate principal amount of its Convertible Debentures, and paid $0.2 million in cash on redemption. Leading up to the redemption, the Company received conversion requests from substantially all Convertible Debenture holders resulting in the issuance of 2,744,886 Subordinate Voting Shares (based on the conversion price of $28.00 for each Subordinate Voting Share).

During the quarter ended September 30, 2013, the Company repurchased 385,600 Subordinate Voting Shares under its Normal Course Issuer Bid (“NCIB”) at an average price of $37.74 per share. All shares purchased under the NCIB were cancelled. The Company is authorized to repurchase up to an additional 2,360,000 Subordinate Voting Shares under its NCIB, which expires on June 6, 2014.

Canadian tax treatment of dividends

For the purposes of the enhanced dividend tax credit rules contained in the Income Tax Act (Canada) and any corresponding provincial and territorial tax legislation, all dividends (and deemed dividends) paid by us to Canadian residents on our Common Shares and Preferred Shares are designated as “eligible dividends”.  Unless stated otherwise, all dividends (and deemed dividends) paid by us hereafter are designated as “eligible dividends” for the purposes of such rules.

Changes in internal controls over financial reporting

There have been no changes in our internal controls over financial reporting during the three and nine month periods ended September 30, 2013 that have materially affected or are reasonably likely to materially affect our internal controls over financial reporting.

Forward-looking statements

This MD&A contains forward-looking statements with respect to expected financial performance, strategy and business conditions. The words “believe,” “anticipate,” “estimate,” “plan,” “expect,” “intend,” “may,” “project,” “will,” “would,” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. These statements reflect management's current beliefs with respect to future events and are based on information currently available to management. Forward-looking statements involve significant known and unknown risk and uncertainties. Many factors could cause our actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements. Factors which may cause such differences include, but are not limited to those set out below and those set out in detail in the “Risk Factors” section of the Company’s Annual Information Form, which is included in the Company’s Annual Report on Form 40-F:

•	Economic conditions, especially as they relate to commercial and consumer credit conditions and consumer spending.
•	Commercial real estate property values, vacancy rates and general conditions of financial liquidity for real estate transactions.
•	Residential real estate property values, loan default rates, foreclosure rates and the conversion rates of properties to lender-owned.
•	Extreme weather conditions impacting demand for our services or our ability to perform those services.
•	Competition in the markets served by the Company.
•	Labour shortages or increases in wage and benefit costs.
•	The effects of changes in interest rates on our cost of borrowing.
•	Unexpected increases in operating costs, such as insurance, workers’ compensation, health care and fuel prices.
•	Changes in the frequency or severity of insurance incidents relative to our historical experience.
•	The effects of changes in foreign exchange rates in relation to the US dollar on the Company’s Canadian dollar, Australian dollar, Euro and Pound Sterling denominated revenues and expenses.
•	Our ability to make acquisitions at reasonable prices and successfully integrate acquired operations.
•	Political conditions, including any outbreak or escalation of terrorism or hostilities and the impact thereof on our business.
•	Changes in government policies at the federal, state/provincial or local level that may adversely impact our businesses.

We caution that the foregoing list is not exhaustive of all possible factors, as other factors could adversely affect our results, performance or achievements. The reader is cautioned against undue reliance on these forward-looking statements. Although we believe that the assumptions underlying our forward-looking statements are reasonable, any of the assumptions could prove inaccurate and, therefore, there can be no assurance that the results contemplated in such forward-looking statements will be realized. The inclusion of such forward-looking statements should not be regarded as a representation by the Company or any other person that the future events, plans or expectations contemplated by the Company will be achieved.  We note that past performance in operations and share price are not necessarily predictive of future performance. We disclaim any intention and assume no obligation to update or revise any forward-looking statement even if new information becomes available, as a result of future events or for any other reason.

Additional information

Additional information regarding the Company, including our Annual Information Form, is available on SEDAR at www.sedar.com.